UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

3Q12 EARNINGS RELEASE
BR GAAP

Santander

Santander
Banco Santander (Brasil) S.A.

SANB11
NÍVEL 2
BM&FBOVESPA

BSBR
LISTED
NYSE

CONTENTS

CONTENTS

MANAGERIAL ANALYSIS OF RESULTS – BR GAAP

KEY CONSOLIDATED DATA	03
RATINGS	04
MACROECONOMIC ENVIRONMENT	05
STRATEGY AND SUBSEQUENT EVENTS	06
EXECUTIVE SUMMARY	07
SANTANDER’S RESULTS IN BRAZIL
MANAGERIAL INCOME STATEMENT	08
BALANCE SHEET	12
CARDS	20
RISK MANAGEMENT	21
SUSTAINABLE DEVELOPMENT AND CORPORATE GOVERNANCE	23
ADICIONAL INFORMATION - BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS	24
ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION	27

KEY CONSOLIDATED DATA

CONSIDERATIONS

Since 2012, the communication with the market starts to be based on the information disclosed according to the Accounting Practices Generally Accepted in Brazil (BR GAAP), in order to meet the demand from the investment community.

KEY CONSOLIDATED DATA

The following data on the results and performance indicators are managerial, which accounting results reconciliation is available on page 27.

MANAGERIAL¹ ANALYSIS - BR GAAP	9M12	9M11	Var.	3Q12	2Q12	Var.
			9M12x9M11			3Q12x2Q12
RESULTS (R$ million)
Net interest income	24,567	20,700	18.7%	8,111	8,379	-3.2%
Fee and commission income	7,386	6,631	11.4%	2,542	2,370	7.3%
Allowance for loan losses	(10,126)	(7,181)	41.0%	(3,228)	(3,808)	-15.2%
General Expenses²	(11,694)	(10,522)	11.1%	(4,007)	(3,826)	4.7%
Managerial net profit³	4,731	5,018	-5.7%	1,501	1,464	2.5%
Accounting net profit	2,003	2,690	-25.5%	591	555	6.6%
BALANCE SHEET (R$ million)
Total assets	442,788	435,900	1.6%	442,788	435,349	1.7%
Securities	63,563	73,968	-14.1%	63,563	69,712	-8.8%
Loan portfolio	207,334	188,389	10.1%	207,334	205,632	0.8%
Individuals	69,388	63,347	9.5%	69,388	68,831	0.8%
Consumer finance	36,340	32,729	11.0%	36,340	36,682	-0.9%
Small and Medium Enterprises	34,824	29,144	19.5%	34,824	33,603	3.6%
Corporate	66,782	63,170	5.7%	66,782	66,516	0.4%
Expanded Credit Portfolio[4]	220,686	200,889	9.9%	220,686	219,676	0.5%
Funding from Clients[5]	192,511	176,789	8.9%	192,511	186,526	3.2%
Equity[6]	51,944	48,122	7.9%	51,944	51,073	1.7%
PERFORMANCE INDICATORS (%)
Return on average equity excluding goodwill[6] - annualized	12.5%	14.5%	-2.0 p.p.	11.7%	11.5%	0.2 p.p.
Return on average asset excluding goodwill[6] - annualized	1.5%	1.7%	-0.2 p.p.	1.4%	1.4%	0.0 p.p.
Efficiency Ratio[7]	43.5%	46.1%	-2.6 p.p.	45.0%	41.9%	3.1 p.p.
Recurrence Ratio[8]	63.2%	63.0%	0.2 p.p.	63.4%	61.9%	1.5 p.p.
BIS ratio[9]	22.1%	24.2%	-2.1 p.p.	22.1%	21.9%	0.2 p.p.
PORTFOLIO QUALITY INDICATORS (%)
Delinquency (over 90 days)	5.1%	4.3%	0.8 p.p.	5.1%	4.9%	0.2 p.p.
Delinquency (over 60 days)	6.3%	5.3%	1.0 p.p.	6.3%	6.0%	0.3 p.p.
Coverage ratio (over 90 days)	136.4%	141.2%	-4.8 p.p.	136.4%	137.7%	-1.3 p.p.
OTHER DATA
Assets under management - AUM (R$ million)[10]	134,064	127,928	4.8%	134,064	138,281	-3.0%
Numbers of credit and debit cards (thousand)	47,288	41,008	15.3%	47,288	45,197	4.6%
Branches	2,384	2,294	90	2,384	2,373	11
PABs (mini branches)	1,398	1,437	(39)	1,398	1,411	(13)
ATMs	17,839	18,342	(503)	17,839	18,126	(287)
Total Customers (thousand)	26,854	24,743	2,111	26,854	26,307	547
Total Current Account [11] (thousand)	20,463	19,080	1,384	20,463	20,121	342
Employees	55,120	52,770	2,350	55,120	54,918	202

1. Excludes 100% of the goodwill amortization expense and the tax hedge effect, and considers the reclassification of credit recovery, as mentioned on page 27.
2. Administrative Expenses exclude 100% of the goodwill amortization expense, from the acquisition of Banco Real and personnel expenses includes profit sharing.
3. Managerial net profit corresponds to the accounting net profit + 100% of reversal of goodwill amortization ocurred in the period related to the acquisition of Banco Real. The expenses of goodwill amortization in 3Q12 was R$ 909 million, in 3Q11 was R$ 776 million and in 2Q12 was R$ 909 million.
4. Includes other Credit Risk Transactions with clients ("Debenture", FIDC, CRI, Floating Rate Notes, Promissory Notes and Acquiring activities related assets).
5. Includes savings, demand deposits, time deposits, debenture, LCA, LCI and Treasury Notes (Letras Financeiras - LFT).
6. Excludes 100% of the goodwill from the acquisition of Banco Real, that in 3Q12 was R$ 13,847 million, 3Q11 R$ 17,350 million and 2Q12 R$ 14,756 million.
7. Efficiency Ratio: General Expenses / (Net Interest Income + Fee and Commission Income + Tax Expenses + Other Operating Income/Expense)
8. Recurrence: Fee and Commission Income / General expenses.
9. BIS Ratio as of Brazilian Central Bank. Excluding 100% of the goodwill: 18.6% on Sep/12, 19.5% on Sep/11, 18.2% on Jun/12.
10.According to Anbima (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais) criterion.
11.Total current account according to the Brazilian Central Bank.

RATINGS

Santander is rated by the main international agencies and the ratings assigned reflect its operating performance and the quality of its management. In July, Standard & Poor’s upgraded Santander Brasil’s short term rating (Global Scale) from A-3 to A-2. Besides that, on October, 16, 2012, the agency reaffirmed all the ratings of Santander Brasil. The following table presents the ratings assigned by the world’s three main rating agencies.

RATINGS	Global Scale				National Scale
	Local Currency		Foreign Currency		National
Rating Agency	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
Fitch Ratings (outlook)	BBB (negative)	F2	BBB (negative)	F2	AAA (bra) (negative)	F1+ (bra)
Standard & Poor’s (outlook)	BBB (stable)	A-2	BBB (stable)	A-2	brAAA (stable)	brA-1
Moody's (outlook)	Baa1 (stable)	Prime-2	Baa2 (positive)	Prime-2	Aaa.br (stable)	Br-1

Ratings assigned according published reports of the Rating agencies: Fitch Ratings (June 13, 2012); Standard & Poor’s (November 29, 2011 and July 11, 2012) and Moody’s (June 27, 2012).

MACROECONOMIC ENVIROMENT

MACROECONOMIC ENVIRONMENT

Economic activity showed a slight recovery during the third quarter. Overall GDP growth in 2Q12 (last data available) slowed to 0.5% in comparison to the second quarter of 2011, from 0.75% in the first quarter of 2012. Investments showed a 3.7% year-over-year contraction in the period, whereas household consumption expanded a modest but solid 2.4% in the same basis of comparison. Once again, the industrial sector showed the worst performance, with a 2.4% decline in its production from the levels seen one year ago. This dynamic reflects the continued strength of income and employment domestically, contrasting with the weaker global environment.

Consumer prices, as measured by the IPCA, reached 5.3% accumulated in 12 months to September, above the level observed in June (4.9%). Service prices continue to exert pressure on inflation, driven by increasing labor costs. Meanwhile, the prices of durable goods contributed to mitigate inflationary pressures, favored by the disinflationary impact of the tax breaks currently in place for cars and other goods.

In this context of weaker economic activity and inflation within the target, the Central Bank moved ahead with its policy of easing monetary conditions, bringing the target overnight rate (Selic) from 8.5% p.a. in 2Q12 to the current level of 7.25% p.a.. In compass with that, bank lending rates have continued to decline, with the average lending rate to individuals reaching 22.1% p.a. in August, a historical low. Outstanding credit advanced 17% from previous year levels, reaching R$ 2.2 trillion, which corresponds to 51% of GDP, the highest level ever. Growth in housing financing remains as the highlight, posting a 37% year-over-year growth in the same period.

Weaker global conditions have been weighing on Brazilian exports, which have contracted by 5% in the nine monthsthrough September, in comparison to the same period of the previous year. Imports also declined mildly by 1.2% in the same period, reflecting a weaker currency and slower domestic demand. As a result, the trade surplus in the nine months declined from US$ 23 billion to US$ 15.7 billion. Nevertheless, the current account deficit remained relatively stable around US$ 50 billion in the 12 months through August, with the contraction of remittance of profits and dividends offsetting the poorer trade results. On the financing side, foreign direct investment flows (US$ 65.8 billion) continue to largely exceed the current account deficit. The exchange rate closed the third quarter at R$ 2.03/US$.

On the fiscal side, the various tax breaks announced by the government to stimulate the economy, in conjunction with the lower economic activity, led to weaker tax collection and consequently a narrowing primary surplus in the public sector, which reached 2.5% of GDP in the 12 months through August. Nevertheless, declining interest rates have kept the public sector borrowing requirements relatively unchanged at 2.7% of GDP over the same period. The net public sector debt reached 35.1% of GDP by end-August.

ECONOMIC AND FINANCIAL INDICATORS	3Q12	2Q12	3Q11
Country risk (EMBI)	172	212	209
Exchange rate (R$/ US$ end of period)	2.032	2.021	1.854
IPCA (in 12 months)	5.28%	4.92%	7.31%
Target Selic (Annual Rate)	7.50%	8.50%	12.00%
CDI¹	1.92%	2.08%	3.01%
Ibovespa Index (closing)	59,176	54,355	52,324

1. Quarterly effective rate.

STRATEGY AND SUBSEQUENT EVENTS

STRATEGY

As part of the strategy of becoming the best and most efficient universal bank in Brazil, several improvements were made, as:

1. Improvement of credit analysis processes, generating more agility and autonomy in the branch network;

2. Simplifying documentation processes, thereby speeding up response to Mortgage Loans applications;

3. Expansion of access channels to Santander Mobile;

All these initiatives are aligned with the mission announced by the Bank: “To be our customers’ choice for being the simple and safe, efficient and profitable bank, that constantly seeks to improve the quality of every service, with a team that enjoys working together to conquer everyone’s recognition and trust.” A few results are already positive – one example is that Banco Santander Brasil has significantly improved its position in the Brazilian Central Bank ranking of institutions with more complaints, moving from the third position in February to the sixth in August 2012.

Another fact worth mentioning is the recognition of the role of Santander Brasil in sustainability. The strategy, based on three pillars: Social and Financial Inclusion, Education and Management, and Social and Environmental Businesses, was recognized by the market. In September, the bank was recognized as the greenest company in the category "Financial Institution" and is among the 20 companies with the best environmental practices of "Prêmio Época Empresa Verde” (Green Company Época Awards), sponsored by Editora Globo.

Santander’s strategy is based on the following objectives:

• To be the best bank in service quality, sustained by the operational efficiency of the technological platform;

• The focus on improving customer services through quality services and infrastructure;

• To intensify the relationship with customers in order to become the bank of choice of our customers by 2013;

• To increase the commercial punch in key segments/products, such as SMEs, issuer cards, acquiring business, mortgages and vehicle;

• To take advantage of cross selling opportunities for products and services;

• To continue building and strengthening the Santander brand in Brazil until it becomes one of the TOP 3 financial brands in attractiveness;

• To maintain its prudent risk management.

In Brazil, the Bank shares the best global practices that set its business model, which is based on 5 main pillars: 1) Customer oriented; 2) Global Brand; 3) Cost efficiency; 4) Prudent risk management; and 5) Solid balance sheet.

With a BIS Ratio of 22.1%, Santander Brasil is the most capitalized bank among the largest retail banks, with comfortable liquidity and coverage levels, and funding and capital independence from its head office. These, among other factors, permitted Banco Santander to be considered the 11th most solid bank in the world and the 1st in Brazil by Bloomberg Markets Magazine.

SUBSEQUENT EVENTS

EXTENSION OF TIME TO REACH THE MINIMUM PERCENTAGE OF OUTSTANDING SHARES (FREE FLOAT) OF 25%.

On October 5, 2012, Banco Santander announced to the market, that the BM&FBOVESPA S.A., granted the petition of Banco Santander and its controlling shareholders for extension of time to meet the minimum 25% free float requirement until October 7, 2013, which may be extended for an additional year under certain conditions.

As reported by the controlling shareholder, the bank aims to achieve the difference between the current minimum percentage and percentage of outstanding shares, through the sale or delivery of shares issued through private negotiations with certain qualified investors in the Brazilian market or abroad (including American Depositary Receipts -"ADRs" form) and / or issuing new shares.

EXECUTIVE SUMMARY

EXECUTIVE SUMMARY

Santander’s managerial net profit¹ totaled R$ 4,731 million in the accumulated until September 2012 (9M12), down 5.7% from the same period in 2011 and up 2.5% from the previous quarter (R$ 37 million). Total equity in September of 2012 stood at R$ 51,944 million, excluding R$ 13,847 million related to the goodwill from the acquisition of Banco Real. Return on Average Equity (ROAE) adjusted for goodwill reached 12.5% in 9M12, down 2.0 p.p. from the same period in 2011.

Efficiency ratio stood at 43.5% in 9M12, a 2.6 p.p. improvement in twelve months.

- Soundness indicators: the BIS Ratio in September 2012 reached 22.1%, a 2.1 p.p. drop in the last twelve months. Coverage ratio (over 90 days) reached 136.4% in the third quarter.

The total credit portfolio totaled R$ 207,334 million in September of 2012, growing 10.1% in twelve months and 0.8% in the quarter.

The Individuals’ segment registered growth of 9.5% in twelve months and 0.8% in the quarter. In twelve months, credit cards and mortgages outpaced the other products and jointly accounted for 72% of the individual portfolio growth. Mortgages and auto loans originated through Santander’s branch network were the top performers in the quarter, both with growth of 6.6%, higher than the growth of the individual credit portfolio.

The Consumer finance portfolio totaled R$ 36,340 million in September, a growth of 11.0% in twelve months, but down 0.9% in the quarter.

The SME portfolio totaled R$ 34,824 million in September of 2012, a growth of 19.5% in twelve months and 3.6% in the quarter.

The Corporate segment grew 5.7% in twelve months and 0.4% in the quarter.

Total funding and assets² under management stood at R$ 337,485 million in September 2012, up 8.8% over the same period of 2011 and 1.3% in the quarter.

1. Accounting net profit + 100% reversal of goodwill amortization expenses. 2. According to Anbima criterion.

SANTANDER BRASIL RESULTS

MANAGERIAL ANALYSIS OF RESULTS

Next, we present the analysis of the managerial results. The reconciliation between the accounting and the managerial results can be found on page 27.

MANAGERIAL FINANCIAL STATEMENT¹ (R$ Million)	9M12	9M11	Var.	3Q12	2Q12	Var.
			9M12x9M11			3Q12x2Q12
NET INTEREST INCOME	24,567	20,700	18.7%	8,111	8,379	-3.2%
Allowance for Loan Losses	(10,126)	(7,181)	41.0%	(3,228)	(3,808)	-15.2%
NET INTEREST INCOME AFTER LOAN LOSSES	14,441	13,518	6.8%	4,883	4,571	6.8%
Fee and commission income	7,386	6,631	11.4%	2,542	2,370	7.3%
General Expenses	(11,694)	(10,522)	11.1%	(4,007)	(3,826)	4.7%
Personnel Expenses + Profit Sharing	(5,432)	(4,928)	10.2%	(1,829)	(1,779)	2.8%
Administrative Expenses[2]	(6,262)	(5,594)	11.9%	(2,178)	(2,048)	6.4%
Tax Expenses	(2,352)	(2,197)	7.0%	(778)	(771)	1.0%
Investments in Affiliates and Subsidiaries	1	1	9.2%	0	0	n.a.
Other Operating Income/Expenses³	(2,727)	(2,313)	17.9%	(980)	(846)	15.8%
OPERATING INCOME	5,056	5,118	-1.2%	1,661	1,498	10.8%
Non Operating Income	33	210	-84.1%	(2)	(8)	-76.7%
NET PROFIT BEFORE TAX	5,089	5,328	-4.5%	1,659	1,491	11.3%
Income Tax	(273)	(260)	5.1%	(122)	(8)	n.a.
Minority Interest	(85)	(50)	68.7%	(36)	(18)	96.9%
NET PROFIT	4,731	5,018	-5.7%	1,501	1,464	2.5%

1. Excludes 100% of the goodwill amortization expense and the tax hedge effect, and considers the reclassification of credit recovery, as mentioned on page 27
2. Administrative Expenses exclude 100% of the goodwill amortization expense, from the acquisition of Banco Real.
3. Includes Net Income from Premiums, Pension Funds and Capitalization

NET INTEREST INCOME

Net Interest Income, including income from financial operations, totaled R$ 24,567 million in the accumulated until September 2012, up 18.7% over the same period of 2011, but down 3.2% in the quarter.

Revenues from credit operations grew 19.8% in twelve months, mainly driven by the R$ 28.9 billion increase in the average portfolio volume, but also by the effect that credit portfolio spread in 9M12 is 0.26 p.p. higher than the spreads observed in the same period of 2011. However, despite the increase in the credit portfolio, revenues declined 0.7% in the quarter, due to the reduction in the average spread that resulted from changes on the credit portfolio mix. Revenues from deposits declined 20.8% and 8.0%, respectively, in twelve months and three months, partly reflecting the impact of the reduction of the Selic rate on the difference between the Selic and the interest rates paid to clients. The line “Others”, which includes non-client related interest income and income from financial operations, increased by 22.4% in twelve months but fell 11.3% in the quarter, mainly due to lower revenues from treasury operations, which are naturally more volatile.

NET INTEREST INCOME	9M12	9M11	Var.	3Q12	2Q12	Var.
(R$ Million)			9M12x9M11			3Q12x2Q12
Net Interest Income	24,567	20,700	18.7%	8,111	8,379	-3.2%
Loans	18,704	15,619	19.8%	6,308	6,354	-0.7%
Average volume	200,720	171,792	16.8%	204,877	201,785	1.5%
Spread (Annualized)	12.4%	12.2%	0.26 p.p.	12.2%	12.7%	-0.42 p.p.
Deposits	650	821	-20.8%	194	211	-8.0%
Average volume	119,000	116,431	2.2%	119,760	118,483	1.1%
Spread (Annualized)	0.7%	0.9%	-0.22 p.p.	0.6%	0.7%	-0.07 p.p.
Others¹	5,214	4,260	22.4%	1,609	1,815	-11.3%

1. Includes Gains (Losses) on financial transactions and others net interest incomes.

SANTANDER BRASIL RESULTS

FEE AND COMMISSION INCOME

Fee and commission income totaled R$ 7,386 million in 9M12, up 11.4% in twelve months and 7.3% in the quarter, mostly driven by credit cards.

Income from cards totaled R$ 2,138 million in 9M12, an increase of 36.3% in twelve months (R$ 569 million), and 23.0% in the quarter. The increase reflects mainly a higher volume of credit card transactions and higher revenues from acquiring services. It is worth mentioning that, in the quarter, there was an additional impact of around R$ 80 million, regarding the change in the recognition criteria of commissions from installments operations with no interest. Excluding this effect, card commissions would have grown 11% in the quarter and 31.2% in twelve months and total fees and commissions would have increased by 3.9% and 10.2%, respectively, in the quarter and twelve months.

Income from current account services totaled R$ 1,190 million in 9M12, up 7.9% in twelve months (R$ 87 million) and 4.3% in the quarter (R$ 17 million). The increase in the quarter is explained mainly by improvement on fee collection efficiency.

Income from lending operations totaled R$ 798 million, up 7.7% in twelve months (R$ 57 million) and 1.9% in the quarter.

Income from brokerage services totaled R$ 284 million in 9M12, down 23.2% in twelve months, but up 24.1% (R$ 21 million) in the quarter, due to higher income from project finance and financial advisory services.

FEE AND COMMISSION INCOME	9M12	9M11	Var.	3Q12	2Q12	Var.
(R$ Million)			9M12x9M11			3Q12x2Q12
Cards¹	2,138	1,568	36.3%	823	669	23.0%
Insurance fees	1,123	1,131	-0.7%	332	331	0.4%
Current Account Services	1,190	1,103	7.9%	407	390	4.3%
Asset Management²	969	959	1.0%	318	323	-1.5%
Lending Operations	798	741	7.7%	265	260	1.9%
Collection Services³	532	446	19.2%	180	181	0.0%
Securities Brokerage, Custody and Placement Services	284	370	-23.2%	109	88	24.1%
Others	352	313	12.6%	107	128	-16.1%
Total	7,386	6,631	11.4%	2,542	2,370	7.3%

1. Includes acquiring services
2. Includes income from funds and consortia
3. Includes collection and bills

SANTANDER BRASIL RESULTS

GENERAL EXPENSES (ADMINISTRATIVE + PERSONNEL)

Administrative and Personnel Expenses (excluding depreciation and amortization) totaled R$ 10,445 million in the accumulated until September 2012, up 9.2% in twelve months (R$ 883 million) and 3.8% (R$ 130 million) in the quarter.

Personnel expenses, including profit sharing, totaled R$ 5,432 million in 9M12, up 10.2% in twelve months (R$ 504 million) and 2.8% in the quarter (R$ 50 million). The increase in the quarter reflects the increase in expenses with wages, charges and benefits, which were impacted by the collective bargaining agreement.

Administrative expenses totaled R$ 5,013 million in 9M12, up 8.2% in twelve months (R$ 380 million) and 4.8% in the quarter (R$ 80 million). The increase in the quarter is basically explained by the increase in third-party services, mainly due to higher expenses with call center services, as well as higher spending on advertising, promotions and publicity.

Depreciation and amortization, which reflect investments in business expansion, totaled R$ 1,249 million in 9M12, up 30.1% in twelve months and 12.8% in the quarter. Note that the increase in the quarter was impacted by an acceleration of some assets amortization amounted to R$ 34 million. Excluding this impact of such amortization acceleration, depreciation and amortization would have increased 4.5% in the quarter and 26.6% in twelve months.

1. Efficiency ratio: General Expenses / (Net Interest Income + Fee and Commission Income + Tax Expenses + Other Operating Income/Expense)

Total general expenses, including depreciation and amortization, grew 4.7% (R$ 181 million) in the quarter and 11.1% (R$1,172 million) in twelve months. Excluding the impact of the amortization acceleration, the increase is reduced to 3.8% and 10.8%, respectively, in the quarter and in the year.

The efficiency ratio¹ stood at 45.0% in 3Q12 and 43.5% in 9M12, an improvement of 2.6 p.p. in twelve months.

EXPENSES' BREAKDOWN (R$ Million)	9M12	9M11	Var.	3Q12	2Q12	Var.
			9M12x9M11			3Q12x2Q12
Third-party services	1,568	1,418	10.6%	548	498	10.1%
Advertising, promotions and publicity	326	286	13.8%	127	112	13.8%
Data processing	904	861	4.9%	294	302	-2.7%
Communications	457	458	-0.2%	156	152	2.4%
Rentals	454	404	12.6%	155	152	2.2%
Transport and Travel	157	140	12.1%	59	48	23.7%
Security and Surveillance	418	379	10.2%	143	138	3.8%
Maintenance	144	137	4.6%	49	47	4.3%
Financial System Services	201	179	11.9%	71	66	8.2%
Water, Electricity and Gas	129	122	6.2%	39	45	-12.9%
Material	80	84	-4.7%	23	29	-22.7%
Others	176	166	6.3%	62	58	5.3%
Subtotal	5,013	4,634	8.2%	1,727	1,647	4.8%
Depreciation and Amortization[1]	1,249	960	30.1%	452	400	12.8%
ADMINISTRATIVE EXPENSES	6,262	5,594	11.9%	2,178	2,048	6.4%
Compensation²	3,508	3,226	8.7%	1,170	1,133	3.3%
Charges	1,006	899	11.9%	341	335	1.7%
Benefits	815	715	13.9%	277	276	0.5%
Training	90	78	15.5%	36	30	17.6%
Others	13	11	27.5%	5	4	22.0%
PERSONNEL EXPENSES	5,432	4,928	10.2%	1,829	1,779	2.8%
ADMINISTRATIVE + PERSONNEL EXPENSES (excludes deprec. and amortization)	10,445	9,562	9.2%	3,556	3,426	3.8%
TOTAL GENERAL EXPENSES	11,694	10,522	11.1%	4,007	3,826	4.7%

1. Excludes the expenses of goodwill amortization, which in 3Q12 was 909 million, in 3Q11 was R$ 776 million and in 2Q12 was R$ 909 million.
2. Includes Profit Sharing

SANTANDER BRASIL RESULTS

ALLOWANCE FOR LOAN LOSSES

ALLOWANCE FOR LOAN LOSSES	9M12	9M11	Var.	3Q12	2Q12	Var.
(R$ Million)			9M12x9M11			3Q12x2Q12
Gross allowance for loan losses	(11,390)	(8,698)	31.0%	(3,607)	(4,358)	-17.2%
Income from recovery of written off loans	1,264	1,516	-16.7%	380	551	-31.1%
Total	(10,126)	(7,181)	41.0%	(3,228)	(3,808)	-15.2%

The allowance for loan losses totaled R$ 10,126 million in 9M12, an increase of 41.0% in twelve months but down 15.2% in the quarter. The decrease in the quarter is partially explained by the deceleration of the delinquency stock growth.

Revenues from credit recovery, on the other hand, decreased in both periods, twelve and three months.

OTHER OPERATING INCOME (EXPENSES)

Other operating income (expenses) totaled R$ 2,727 million in the accumulated until September 2012, up 17.9% in twelve months and 15.8% in the quarter.

OTHER OPERATING INCOME	9M12	9M11	Var.	3Q12	2Q12	Var.
(EXPENSES) (R$ Million)		9M12x9M11				3Q12x2Q12
Other operating income (expenses)	(2,727)	(2,313)	17.9%	(980)	(846)	15.8%
Expenses from cards	(1,146)	(747)	53.4%	(415)	(374)	10.9%
Income from premiums, pension plans and Capitalization	225	595	-62.1%	61	60	1.1%
Provisions for contingencies¹	(1,499)	(1,769)	-15.3%	(531)	(499)	6.4%
Others	(308)	(392)	-21.6%	(94)	(33)	n.a

1. Includes fiscal, civil and labor provisions.

INCOME TAX EXPENSES

Income tax expenses totaled R$ 273 million in 9M12, a growth of 5.1% in twelve months. The approval of interest on capital amounting to R$ 570 million impacted the income tax expenses in the quarter.

SANTANDER BRASIL RESULTS

BALANCE SHEET

In September 2012, total asset balance stood at R$ 442,788 million, an increase of 1.6% in twelve months and 1.7% in the quarter. Total equity in the period stood at R$ 65,790 million. Excluding the goodwill relating to Banco Real acquisition, total equity stood at R$ 51,944 million.

ASSETS (R$ Million)	Sep/12	Sep/11	Var.	Jun/12	Var.
		Sep12xSep11		Sep12xJun12
Current Assets and Long Term Assets	419,502	410,671	2.2%	411,496	1.9%
Cash and Cash Equivalents	4,522	4,587	-1.4%	4,849	-6.8%
Interbank Investments	40,609	24,781	63.9%	29,251	38.8%
Money Market Investments	28,432	19,675	44.5%	17,300	64.3%
Interbank Deposits	4,569	2,792	63.6%	4,961	-7.9%
Foreign Currency Investments	7,607	2,313	228.9%	6,990	8.8%
Securities and Derivative Financial Instrument	63,563	73,968	-14.1%	69,712	-8.8%
Own Portfolio	30,263	24,333	24.4%	18,716	61.7%
Subject to Repurchase Commitments	14,404	25,892	-44.4%	33,578	-57.1%
Posted to Central Bank of Brazil	2,038	7,248	-71.9%	1,690	20.6%
Pledged in Guarantees	12,003	10,613	13.1%	10,454	14.8%
Others	4,855	5,881	-17.5%	5,276	-8.0%
Interbank Accounts	40,081	45,730	-12.4%	40,910	-2.0%
Interbranch Accounts	1	10	n.a.	2	n.a.
Lending Operations	192,812	176,965	9.0%	191,894	0.5%
Lending Operations	207,334	188,389	10.1%	205,632	0.8%
(Allowance for Loan Losses)	(14,522)	(11,423)	27.1%	(13,738)	5.7%
Other Receivables	76,376	59,348	28.7%	73,316	4.2%
Others Assets	1,538	25,282	-93.9%	1,561	-1.5%
Permanent Assets	23,286	25,229	-7.7%	23,853	-2.4%
Investments	40	72	-44.5%	38	3.6%
Fixed Assets	5,257	4,609	14.1%	5,041	4.3%
Intangibles	17,989	20,549	-12.5%	18,774	-4.2%
Goodwill	26,172	27,023	-3.1%	26,175	0.0%
Intangible Assets	7,034	6,071	15.9%	6,883	2.2%
(Accumulated Amortization)	(15,216)	(12,545)	21.3%	(14,284)	6.5%
Total Assets	442,788	435,900	1.6%	435,349	1.7%
Goodwill (net of the amortization)	13,847	17,350	-20.2%	14,756	-6.2%
Total Assets (excluding goodwill)	428,942	418,550	2.5%	420,593	2.0%

SANTANDER BRASIL RESULTS

LIABILITIES (R$ Million)	Sep/12	Sep/11	Var.	Jun/12	Var.
			Sep12xSep11		Sep12xJun12
Current Liabilities and Long Term Liabilities	376,173	369,690	1.8%	368,730	2.0%
Deposits	122,426	119,920	2.1%	121,819	0.5%
Demand Deposits	11,966	13,869	-13.7%	11,949	0.1%
Savings Deposits	25,727	30,271	-15.0%	24,763	3.9%
Interbank Deposits	2,990	2,370	26.2%	3,056	-2.2%
Time Deposits	81,743	73,411	11.4%	82,051	-0.4%
Money Market Funding	73,139	72,047	1.5%	69,646	5.0%
Own Portfolio	51,519	55,685	-7.5%	54,625	-5.7%
Third Parties	15,373	6,760	127.4%	8,752	75.7%
Free Portfolio	6,247	9,602	-34.9%	6,268	-0.3%
Funds from Acceptance and Issuance of Securities	51,622	39,285	31.4%	51,630	0.0%
Resources from Real Estate Credit Notes, Mortgage	37,800	28,216	34.0%	38,931	-2.9%
Notes, Credit and Similar
Securities Issued Abroad	12,575	10,217	23.1%	11,245	11.8%
Others	1,247	852	46.4%	1,454	-14.2%
Interbank Accounts	1,560	1,580	-1.3%	1,406	n.a.
Interbranch Accounts	795	1,253	-36.5%	1,091	-27.1%
Borrowings	15,474	16,163	-4.3%	14,643	5.7%
Domestic Onlendings -Official Institutions	9,395	11,113	-15.5%	9,772	-3.9%
Foreign Onlendings	45	1,199	-96.3%	396	-88.7%
Derivative Financial Instruments	5,284	6,502	-18.7%	5,464	-3.3%
Other Payables	96,434	100,629	-4.2%	92,864	3.8%
Deferred Income	219	201	8.6%	218	0.1%
Minority Interest	606	536	13.1%	571	6.3%
Equity	65,790	65,473	0.5%	65,829	-0.1%
Total Liabilities	442,788	435,900	1.6%	435,349	1.7%

Equity (excluding goodwill)	51,944	48,122	7.9%	51,073	1.7%

SECURITIES

Securities totaled R$ 63,563 million in September 2012, down 14.1% in twelve months and 8.8% in the quarter.

SECURITIES (R$ Million)	Sep/12	Sep/11	Var.	Jun/12	Var.
			Sep12xSep11		Sep12xJun12
Public securities	45,133	54,556	-17.3%	49,979	-9.7%
Private securities, funds quotas / others	13,578	13,533	0.3%	14,460	-6.1%
PGBL / VGBL funds' quotas	-	-	n.a.	-	n.a.
Financial instruments	4,852	5,879	-17.5%	5,273	-8.0%
Total	63,563	73,968	-14.1%	69,712	-8.8%

SANTANDER BRASIL RESULTS

CREDIT PORTFOLIO

The total credit portfolio totaled R$ 207,334 in 3Q12, grew 10.1% in twelve months and 0.8% in the quarter. In twelve months the weakening of the BRL/USD exchange rate impacted the foreign currency loan portfolio, which also includes the BRL loans pegged to the BRL/USD exchange rate, thus impacted positively the portfolio growth in the year. Excluding the effect of the foreign exchange variation, the growth of total credit portfolio would be 9.0%.

At the end of September 2012, the foreign currency loan portfolio plus the BRL loans pegged to the BRL/USD exchange rate totaled R$ 23.9 billion, down 9.0% over R$ 26.3 billion in September 2011 and 4.0% over R$ 24.9 billion in June 2012.

An analysis of the credit portfolio by segment shows that the SME segment outgrew the other segments, growing in the quarter (+3.6%) and in twelve months (+19.5%), chiefly due to the increase in the working capital portfolio and the contribution from the acquiring business, which leads to a closer relationship with SME clients.

MANAGERIAL BREAKDOWN OF CREDIT	Sep/12	Sep/11	Var.	Jun/12	Var.
BY SEGMENT (R$ Million)			Sep12xSep11		Sep12xJun12
Individuals	69,388	63,347	9.5%	68,831	0.8%
Consumer Finance	36,340	32,729	11.0%	36,682	-0.9%
SMEs	34,824	29,144	19.5%	33,603	3.6%
Corporate	66,782	63,170	5.7%	66,516	0.4%
Total portfolio	207,334	188,389	10.1%	205,632	0.8%
Other credit related transactions¹	13,352	12,500	6.8%	14,044	-4.9%
Total expanded credit portfolio	220,686	200,889	9.9%	219,676	0.5%
Total guarantees	24,725	22,246	11.1%	24,961	-0.9%
Total expanded credit portfolio with guarantees	245,411	223,135	10.0%	244,637	0.3%
Total organic expanded credit portfolio²	219,692	197,712	10.1%	218,223	0.8%

1 - Includes Debenture, FIDC, CRI , Floating Rate Notes, Promissory Notes and acquiring activities related assets.
2. Excludes acquired portfolio adn includes mortgage portfolio sale. The percentages exclude the effect of foreign exchange variation.

LOANS TO INDIVIDUALS

Loans to individuals totaled R$ 69,388 million in September 2012, up 9.5% (R$ 6,041 million) in twelve months and 0.8% in the quarter (R$ 557 million). In twelve months, credit cards and mortgages outpaced the other products and jointly accounted for 72% of the individual portfolio growth. Mortgages and auto loans originated through Santander’s branch network were the top performers in the quarter, both with a growth of 6.6%, higher than the growth of the individual credit portfolio.

The cards portfolio totaled R$ 14,717 million, a growth of 18.7% in twelve months and 0.5% in the quarter (R$ 80 million).

The balance of mortgages reached R$ 10,919 million in September 2012, up 22.9% in twelve months and 6.6% in the quarter (R$ 678 million).

The volume of payroll loans totaled R$ 15,034 million, down 0.6% in twelve months and 2.3% in the quarter. Excluding the portfolio purchased, the payroll portfolio reached R$ 13,487 million, growing 12.9% in twelve months and 1.3% in the quarter.

SANTANDER BRASIL RESULTS

CONSUMER FINANCE

The consumer finance portfolio, in 3Q12 totaled R$ 36,340 million, up 11.0% (R$ 3,611 million) in twelve months, but down 0.9% in comparison with the previous quarter. Note that this portfolio, largely represented by vehicle financing, is primarily negotiated through car dealers, i.e. outside the branches. The quarterly decline is mainly explained by the decline of volumes with corporate clients, especially the financing of heavy duty vehicles.

In recent months, the bank has been more active in increasing the volume of vehicle financing operations through Santander’s branch network and increasing operations through its partnerships with automakers. Thus, if we consider the total[1] vehicle portfolio, including operations originated through car dealers and Santander’s branches, we can see an increase of 2.1% in the quarter, a slight acceleration compared to the previous quarter (+0.6%), leading to a market share increase in the quarter.

CORPORATE AND SMES LOANS

Corporate and SME loans totaled R$ 101,606 million in 3Q12, up 10.1% in twelve months and 1.5% in the quarter.

The Corporate loan portfolio totaled R$ 66,782 million, up 5.7% in twelve months and 0.4% in the quarter, positively impacted by the exchange rate variation in twelve months. Excluding this effect, the growth would be 2.7%

Loans to SMEs totaled R$ 34,824 million in 3Q12, up 19.5% in twelve months and 3.6% in the quarter. This performance was mainly due to the increase in the working capital portfolio, and the contribution from the acquiring business, in so far it allows for a closer relationship with SME clients.

1- Total vehicle portfolio amounted R$ 37,721 million in the 3Q12, R$ 36,952 million in the 2Q12 and R$ 36,732 in the 1Q12.

SANTANDER BRASIL RESULTS

INDIVIDUALS AND CORPORATE LOAN PORTFOLIO BY PRODUCT

BREAKDOWN OF MANAGERIAL CREDIT	Sep/12	Sep/11	Var.	Jun/12	Var.
PORTFOLIO BY PRODUCT (R$ Million)			Sep12xSep11		Sep12xJun12
Individuals
Leasing / Auto Loans¹	2,539	2,291	10.8%	2,382	6.6%
Credit Card	14,717	12,394	18.7%	14,636	0.5%
Payroll Loans²	15,034	15,123	-0.6%	15,383	-2.3%
Mortgages	10,919	8,881	22.9%	10,241	6.6%
Agricultural Loans	2,177	2,693	-19.2%	2,295	-5.2%
Personal Loans / Others	24,003	21,964	9.3%	23,893	0.5%
Total Individuals	69,388	63,347	9.5%	68,831	0.8%
Consumer Finance	36,340	32,729	11.0%	36,682	-0.9%
Corporate and SMEs
Leasing / Auto Loans	3,530	2,987	18.2%	3,183	10.9%
Real Estate	7,424	6,180	20.1%	7,166	3.6%
Trade Finance	16,354	21,782	-24.9%	16,907	-3.3%
On-lending	7,867	7,551	4.2%	8,747	-10.1%
Agricultural Loans	1,785	1,823	-2.1%	1,565	14.1%
Working capital / Others	64,646	51,991	24.3%	62,551	3.3%
Total Corporate and SMEs	101,606	92,313	10.1%	100,119	1.5%
Total Credit	207,334	188,389	10.1%	205,632	0.8%
Other Credit Risk Transactions with clients³	13,352	12,500	6.8%	14,044	-4.9%
Total Expanded Credit Portfolio	220,686	200,889	9.9%	219,676	0.5%

1. Including the loans to individual in the consumer finance segment, auto loan portfolio totaled R$ 32,743 in 3Q12, R$ 28.425 million in 3Q11 and R$ 32,198 MM in 2Q12.
2. Includes Payroll Loan acquired portfolio. Excluding acquired portfolio, the growth in twelve months was 12.9% and 1.3% in the quarter.
3. Includes "Debenture", FIDC, CRI, Floating Rate Notes, Promissory Notes and Acquiring activities related assets.

ALLOWANCE FOR LOAN LOSSES / COVERAGE RATIO

The balance of allowance for loan losses totaled R$ 14,522 million, an increase of 27.1% in twelve months and 5.7% in the quarter.

The BR GAAP coverage ratio is obtained by dividing the allowance for loan losses by loans overdue more than 90 days. In 3Q12, coverage ratio stood at 136.4%, slightly down 1.3 p.p. in comparison with the previous quarter.

SANTANDER BRASIL RESULTS

RENEGOTIATION PORTFOLIO

Credit renegotiations in the third quarter of 2012 totaled R$ 10,817 million, compared to R$ 6,604 million in the same period of 2011, representing a growth of 63.8%. These operations include loan agreements that were extended and/or amended to enable receipt of amounts under conditions agreed upon with customers, including the renegotiation of loans written off previously.

In September 2012, the provision coverage ratio amounted 50.6% of this portfolio, compared to 53.7% in September 2011.

These levels are seemed to be adequate considering the nature of these operations.

RENEGOTIATED PORTFOLIO	Set/12	Set/11	Var.	Jun/12	Var.
(R$ Million)			Sep12xSep11		Sep12xJun12
Renegotiated Portfolio	10,817	6,604	63.8%	9,966	8.5%
Allowance for loan losses over renegotiated portfolio	(5,476)	(3,549)	54.3%	(5,219)	4.9%
Coverage %	50.6%	53.7%	-3.1 pp	52.4%	-1.7 pp

DELINQUENCY RATIO (OVER 90 DAYS)

The delinquency ratio over 90 days reached 5.1% of the total credit portfolio, up 0.8 p.p. over September 2011 and 0.2 p.p. over the previous quarter. Delinquency ratio of the individuals segment stood at 7.7%, a 0.4 p.p. increase in the quarter. Delinquency in the corporate and SME segments increased by 0.1 p.p. in the quarter to reach 2.7%.

DELINQUENCY RATIO (OVER 60 DAYS)

The delinquency ratio over 60 days was 6.3% in 3Q12, up 1.0 p.p. in twelve months and 0.3 p.p. in the quarter. Delinquency levels in the individuals as well as corporate and SME segments increased by 0.4 p.p. and 0.2 p.p. respectively in the quarter.

On the other hand, the delinquency ratio for 15 to 90 days fell by 0.1 p.p. in the quarter to 5.0%, basically due to the decline, for the second consecutive quarter, of 15-90 days delinquency ratio in the individual segment, which fell from 7.6% in 2Q12 to 7.1% in 3Q12. In the same period, corporate 15-90 days delinquency ratio climbed from 2.8% to 3.1%.

SANTANDER BRASIL RESULTS

FUNDING

Funding totaled R$ 192,511 million in September 2012, up 8.9% in twelve months and 3.2% in three months. In twelve months, it is worth highlighting the significant 37.4% growth in treasury notes, the 17.0% growth in debentures, LCI and LCA, and 11.4% growth in time deposits, all of which was partially offset by the reduction in demand deposits (13.7%) and savings deposits (15.0%).

FUNDING (R$ Million)	Sep/12	Sep/11	Var.	Jun/12	Var.
			Sep12xSep11		Sep12xJun12
Demand deposits	11,966	13,869	-13.7%	11,949	0.1%
Savings deposits	25,727	30,271	-15.0%	24,763	3.9%
Time deposits	81,743	73,411	11.4%	82,051	-0.4%
Debenture/LCI/LCA¹	47,811	40,852	17.0%	40,533	18.0%
Treasury Notes (Letras Financeiras )	25,264	18,387	37.4%	27,230	-7.2%
Funding from clients	192,511	176,789	8.9%	186,526	3.2%

1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA)

CREDIT/FUNDING RATIO

The following table shows the sources of funds used in credit operations, which includes deposits from clients net of reserve requirements, offshore and domestic funding, as well as securities issued abroad.

The credit/funding ratio reached 102% in September of 2012, an improvement of 4 p.p. over the previous quarter.

The credit/funding from clients relationship improved from 110% to 108% in the quarter.

The bank presents a comfortable liquidity position and a stable and an adequate funding structure.

FUNDING VS. CREDIT (R$ Million)	Sep/12	Sep/11	Var.	Jun/12	Var.
			Sep12xSep11		Sep12xJun12
Funding from clients (A)	192,511	176,789	8.9%	186,526	3.2%
(-) Reserve Requirements	(38,275)	(43,797)	-12.6%	(39,224)	-2.4%
Funding Net of Reserve Requirements	154,236	132,993	16.0%	147,302	4.7%
Borrowing and Onlendings	9,532	11,113	-14.2%	9,918	-3.9%
Subordinated Debts	11,696	10,603	10.3%	11,454	2.1%
Offshore Funding	27,956	27,580	1.4%	26,138	7.0%
Total Funding (B)	203,421	182,288	11.6%	194,811	4.4%
Assets under management[1]	134,064	127,928	4.8%	138,281	-3.0%
Total Funding and Asset under management	337,485	310,216	8.8%	333,093	1.3%
Total Credit (C)	207,334	188,389	10.1%	205,632	0.8%
C / B (%)	102%	103%		106%
C / A (%)	108%	107%		110%

1 - According to Anbima criterion.

SANTANDER BRASIL RESULTS

BIS RATIO – BR GAAP

The BIS ratio reached 22.1% in September 2012, down 2.1 p.p. from the same period of the previous year and up 0.2 p.p. from June 2012. As per the Brazilian capital requirements rules, this ratio includes the goodwill while calculating the available capital base in the regulatory capital.

According to Brazilian regulation, the minimum ratio is 11%.

Excluding goodwill from the acquisition of Banco Real, the BIS ratio reached 18.6% in September 2012, against 19.5% in September of 2011.

OWN RESOURCES AND BIS (R$ Million)	Sep/12	Sep/11	Var.	Jun/12	Var.
			Sep12xSep11		Sep12xJun12
Adjusted Tier I Regulatory Capital	65,052	64,941	0.2%	64,876	0.3%
Tier II Regulatory Capital	5,291	6,775	-21.9%	6,507	-18.7%
Adjusted Regulatory Capital (Tier I and II)	70,342	71,717	-1.9%	71,384	-1.5%
Required Regulatory Capital	35,027	32,660	7.2%	35,878	-2.4%
Adjusted Portion of Credit Risk	30,983	29,520	5.0%	31,302	-1.0%
Market Risk Portion	2,273	1,419	60.2%	2,727	-16.6%
Operacional Risk Portion	1,770	1,721	2.9%	1,848	-4.2%
Basel II Ratio	22.1%	24.2%	-2.1 p.p.	21.9%	0.2 p.p.
Tier I (considering goodwill)	20.4%	21.9%	-1.4 p.p.	19.9%	0.5 p.p.
Tier II (considering goodwill)	1.7%	2.3%	-0.6 p.p.	2.0%	-0.3 p.p.

Amounts calculated based on the consolidated information of the financial institutions (financial conglomerate)

CARDS

CARDS - ISSUER

Santander ended 3Q12 maintaining its strategy of expanding its operations in the credit cards market. We maintained our focus on our alliances with Vivo and the Raízen Group. Both partnerships aim to grow our client base by launching products that offer exclusive advantages to the client’s needs of those partners, in addition to the differentials of Santander’s cards.

Santander identified an opportunity to provide a differentiated service to customers using its loyalty program in redeeming miles. To provide them more choices, it launched “SuperBonus Travel”, a portal that provides plenty of options to its customers as the change of bonus for tickets, lodging, cruises, vacation packages and car rental. If the customer has not enough bonuses to acquire the option of your choice, he can pay the difference through its Santander credit card.

We continue to provide our current account holders with differentiated product offerings that are tailored to their diverse needs. With this, we continue to expand our customer base while constantly improving their satisfaction.

TURNOVER Financial transaction volume (credit and debit) in 3Q12 totaled R$ 41.0 billion, a 15.2% increase over the same period of the previous year and 7.8% in the quarter.

CREDIT CARD PORTFOLIO

Total credit card portfolio grew 18.1% in 3Q12 compared to the same period the previous year and 0.5% over 2Q12, reaching R$ 15.0 billion. It is important to note that the financed portfolio includes non-performing loans and thus interest is not accrued on this portion of the portfolio.

CARD BASE

The credit card base grew 6.7% over the previous quarter, reaching 14.4 million cards. Growth in 12 months was 14.3%. Debit cards totaled 32.9 million at the end of the quarter, up 15.8% in one year and 3.7% in the quarter.

RISK MANAGEMENT

RISK MANAGEMENT

CORPORATE GOVERNANCE OF RISK FUNCTION

The structure of Banco Santander Risk Committee is defined in accordance with the highest standards of prudent management and client vision, together with the Santander Group (Spain):

  To aprove the proposals, operations and limitations of clients and portfolio;
  To authorize the use of local management tools and risk models and to be familiar with the result of their internal validation;
  To guarantee Banco Santander’s activities are consistent with the risk tolerance level previously approved by the Executive Committee and by Santander Group (Spain); and
  To be aware of, assess and adhere to any timely observations and recommendations that come to be made by the supervisory authorities in the fulfillment of their duties;

The Executive Risk Committee has delegated some of its prerogatives to the Risk Committees, which are structured according to business, type and sector.

The risk function at Banco Santander is executed by the Executive Vice-Presidency of Risk, which is independent from the business areas, both from a functional and hierarchical point of view, and reports directly to the CEO of Banco Santander and to the head of the Santander Group (Spain) risk department.

The Executive Vice-Presidency of Risk is divided into areas with two types of approach:

  Methodology and control, which adapts the policies, methodologies and the risk control systems.
  Business risk, focused on risk management and the establishment of risk policies for each business operation conducted by Banco Santander in Brazil.

CREDIT RISK

Credit risk is the exposure to loss in the case of total or partial default by customers or counterparties in the fulfillment of their financial obligations to Banco Santander. Credit risk management seeks to establish strategies, besides setting limits, including the analysis of exposure and trends and the effectiveness of credit policies. The aim is to maintain a risk profile and adequate minimum profitability which compensates for the estimated default risk of customers and portfolios, as established by the Executive Committee.

The role of the credit and market risk department is to develop policies and strategies for credit risk management in accordance with the risk appetite determined by the Executive Committee.

Additionally, it is responsible for the control and monitoring system used in credit and market risk management. These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

MARKET RISK

Market risk is the exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

Risk management at Banco Santander is based on the following principles:

  Independence from the risk function in relation to business;
  Effective participation of management in decision-making;
  A consensus between the risk and business departments on decisions involving credit operations;
  Collegiate decision-making, including the branch network, thereby promoting the existence of different points of view and avoiding decisions being made by individuals;
  The use of statistical tools for estimating default including internal rating, credit scoring and behavior scoring, RORAC, VaR (Value at Risk), economic capital, scenario assessment, among others;
  Global approach, including the integrated treatment of risk factors in the business departments and the use of the concept of economic capital as a consistent metric for undertaken risk and for assessing management;
  The retention of a predictable profile with conservative risk (medium/low) and low volatility in relation to credit and market risks. This is done by diversifying the portfolio, limiting the concentrations of customers, groups, sectors or geographic regions, reducing the complexity level of market operations, the social and environmental risk analysis of business and projects financed by the Bank, and continuous monitoring to prevent the portfolios from deteriorating; and

RISK MANAGEMENT

  The definition of policies and procedures that comprise the corporate risk framework, by means of which risk activities and processes are regulated.

LEI SARBANES-OXLEY

Banco Santander has corporative areas, responsible for Technologic and Operational Risk Management and Internal Controls - SOX which are subject to different Vice Presidents, with structure, procedure, methodologies, tools and specific internal model guarantying through, managerial models, an adequate identification, capture, assessment, control, monitoring, mitigation and operational risk loss events reduction. In addition, management and prevention of operational, technological and business continuity plan risks, besides the improvement of the internal control model, satisfies the determinations of regulators, New Basel Accord -BIS II (as regulated by the Central Bank), and Sarbanes-Oxley requirements. It is aligned with the guidelines set out by Banco Santander Spain, which are based on the COSO -Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

The procedures developed and adopted are intended to put and maintain Banco Santander among the financial institutions recognized as the entities with the best practices for the management of operational risks, contributing to continuously improve the reputation, soundness and reliability in the local and international markets.

The management is an acting party, aligned with the function’s mission, by recognizing, participating and sharing responsibility for the continuous improvement of this culture and framework of the technologic and operational management risk and the internal control system, in order to ensure the fulfillment of defined objectives and goals, as well as the security and quality of the products and services provided.

The Board of Directors of Banco Santander opted for the Alternative Standardized Approach (ASA) to calculate the Requerided Regulatory Capital (PRE) ratio required for operational risk.

The review conducted on the effectiveness of internal controls of 2011 in companies of Banco Santander, to comply with Sarbanes-Oxley section 404 requirements, has been completed in March 2012, and no material issues were identified.

Additional information of management models, can be found at annual report, at: http://www.santander.com.br/ri.

ENVIRONMENTAL AND SOCIAL RISK

Social and environmental risk management for the wholesale banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$ 1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties. A specialized team, with background in Biology, Chemistry, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our corporate clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

SUSTAINABLE DEVELOPMENT AND CORPORATE GOVERNANCE

SUSTAINABLE DEVELOPMENT

Santander was recognized as the greenest financial institution in Brazil by the 2nd edition of "Prêmio Época Empresa Verde” (Green Company Época Awards). The award, sponsored by Editora Globo, in partnership with PricewaterhouseCoopers (PwC), was awarded on September 17th in São Paulo. For Santander, sustainability is a key factor for Brazil’s growth and it is reaffirmed, based on attitudes, strong commitment to society through initiatives focused on three pillars: Social and Financial inclusion, Education and Social and Environmental Business Management."

In late August, we launched the campaign "Santander invests heavily in Brazil by investing on sustainability." The campaign ran in major national magazines (Veja, Carta Capital, Exame, etc.), and reinforces our belief that sustainability is the way of doing business that generates results for all. The ads present the three pillars in which we work: promoting social and financial inclusion; investing in education; contributing to companies to adopt sustainability practices and improving the environmental management of business. In addition to the campaign, we launched a series of infographics in the website (www.santander.com.br/sustentabilidade) “Espaço de práticas ”(Space for Sustainability Practices) highlighting opportunities and challenges in Brazil's growth and how Santander’s initiatives is contributing to sustainable development.

Also in September, the program Projeto Escola Brasil (PEB) celebrated its 14th anniversary. PEB is a volunteering program in which employees support public schools, in partnership with principals, students, parents, teachers, employees and other members of the school community. To celebrate, we launched the website “Voluntários Santander” (Santander's volunteers), which shares the initiatives with society. The program includes the participation of 2,694 volunteers in 195 schools across the country.

CORPORATE GOVERNANCE

In the third quarter of 2012, Risk Committee started the activities, adding expertise to other advisory committees of the Board of Directors: the Audit Committee, Corporate Governance and Sustainability Committee and Compensation and Nominating Committee. The Risk Committee analyzes issues related to policies, operational guidelines and methodologies for capital allocation, risk management and exposure limits for Santander Brasil. In the same period, the Board of Directors of the Bank implemented its self-evaluation, thus contributing to a corporate governance system more robust and in line with best practices.

On August 24, 2012, the Bank approved, for another year, the Buyback Program, whose objectives are: (1) maximize the value creation for shareholders through an efficient management of capital structure; (2) enabling the payment in Units of directors, managerial employees and other employees of the Company and companies under its control, pursuant to the Plan of Long-Term Incentive; and (3) enabling the risk management resulting from the rendering of market maker services by the Company in Brazil of certain index funds every time the Units are included in the portfolio of the reference index of such funds, pursuant to applicable regulation.

On September 26, 2012, the Board of Directors approved the amendment of Policy for Related-Party Transactions and of Audit Committee Internal Rules. In the same date, its approved the proposed grant of Incentive Plan - Long-Term Investment in Deposit Share Certificate (“Units”), which has for its object the payment of funds by the Company to certain managers and management level employees of the Company and companies under its control, exclusively for investment in Units issued by the Company, which will be submitted to the approval of the Extraordinary General Meeting ("EGM").

On September 28, 2012, the Company’s Management convened the EGM to be held on October 31, 2012, to deliberate on the proposal for conferring the "Incentive Plan -Long-Term Investment Certificate of Deposit Shares (" Units ") of the Company" above indicated and the election of two new members to the Board of Directors of the Bank, Mr. Conrado Engel, currently Executive Vice President Senior of the Bank, responsible for the Retail segment and Ms. Marilia Artimonte Rocca, who fulfills the requirements of Independent Director.

ADICIONAL INFORMATION-BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS

BALANCE SHEET

ASSETS (R$ Million)	Sep/12	Jun/12	Mar/12	Dec/11	Sep/11
Current Assets Long Term Assets	419,502	411,496	391,458	398,671	410,671
Cash and Cash Equivalents	4,522	4,849	5,658	4,471	4,587
Interbank Investments	40,609	29,251	29,220	25,485	24,781
Money Market Investments	28,432	17,300	21,535	18,966	19,675
Interbank Deposits	4,569	4,961	4,948	3,195	2,792
Foreign Currency Investments	7,607	6,990	2,738	3,324	2,313
Securities and Derivative Financial Instrument	63,563	69,712	62,870	74,616	73,968
Own Portfolio	30,263	18,716	28,047	22,939	24,333
Subject to Repurchase Commitments	14,404	33,578	19,191	33,290	25,892
Posted to Central Bank of Brazil	2,038	1,690	1,579	2,221	7,248
Pledged in Guarantees	12,003	10,454	10,319	11,918	10,613
Others	4,855	5,276	3,733	4,247	5,881
Interbank Accounts	40,081	40,910	44,098	45,258	45,730
Restricted Deposits:	38,485	39,430	42,438	45,228	43,992
-Central Bank of Brazil	38,275	39,224	42,236	45,029	43,797
-National Housing System	210	206	202	199	195
Others	1,596	1,480	1,660	30	1,738
Interbranch Accounts	1	2	3	1	10
Lending Operations	192,812	191,894	187,355	185,064	176,965
Lending Operations	207,334	205,632	199,333	197,062	188,389
(Allowance for Loan Losses)	(14,522)	(13,738)	(11,979)	(11,998)	(11,423)
Other Receivables	76,376	73,316	60,798	62,600	59,348
Foreign Exchange Portfolio	40,913	36,986	29,508	32,920	32,240
Tax Credits	16,931	16,948	15,271	15,130	15,300
Others	18,532	19,382	16,019	14,549	11,808
Others Assets	1,538	1,561	1,457	1,177	25,282
Permanent Assets	23,286	23,853	24,172	25,055	25,229
Investments	40	38	40	69	72
Fixed Assets	5,257	5,041	4,951	4,935	4,609
Intangibles	17,989	18,774	19,181	20,051	20,549
Goodwill	26,172	26,175	27,037	27,031	27,023
Intangible Assets	7,034	6,883	6,305	6,192	6,071
(Accumulated Amortization)	(15,216)	(14,284)	(14,161)	(13,172)	(12,545)
Total Assets	442,788	435,349	415,630	423,726	435,900

ADICIONAL INFORMATION-BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS

LIABILITIES (R$ Million)	Sep/12	Jun/12	Mar/12	Dec/11	Sep/11
Current Liabilities and Long Term Liabilities	376,173	368,730	348,759	357,389	369,690
Deposits	122,426	121,819	122,907	121,798	119,920
Demand Deposits	11,966	11,949	11,817	13,537	13,869
Savings Deposits	25,727	24,763	23,922	23,293	30,271
Interbank Deposits	2,990	3,056	2,953	2,870	2,370
Time Deposits	81,743	82,051	84,214	82,097	73,411
Money Market Funding	73,139	69,646	66,548	78,036	72,047
Own Portfolio	51,519	54,625	51,222	62,756	55,685
Third Parties	15,373	8,752	8,460	7,368	6,760
Free Portfolio	6,247	6,268	6,865	7,912	9,602
Funds from Acceptance and Issuance of Securities	51,622	51,630	47,406	39,933	39,285
Resources from Real Estate Credit Notes, Mortgage Notes,
Credit and Similar	37,800	38,931	36,807	30,450	28,216
Securities Issued Abroad	12,575	11,245	9,805	8,697	10,217
Others	1,247	1,454	793	787	852
Interbank Accounts	1,560	1,406	1,530	8	1,580
Interbranch Accounts	795	1,091	1,195	2,013	1,253
Borrowings	15,474	14,643	13,108	14,822	16,163
Domestic Onlendings -Official Institutions	9,395	9,772	10,063	10,222	11,113
National Economic and Social Development Bank (BNDES)	5,110	5,445	5,441	5,442	6,291
National Equipment Financing Authority (FINAME)	4,065	4,189	4,441	4,579	4,691
Other Institutions	220	137	181	200	131
Foreign Onlendings	45	396	499	1,077	1,199
Derivative Financial Instruments	5,284	5,464	3,805	4,683	6,502
Other Payables	96,434	92,864	81,699	84,799	100,629
Foreign Exchange Portfolio	40,920	36,781	29,761	32,794	29,336
Tax and Social Security	17,285	16,781	15,838	14,752	14,823
Subordinated Debts	11,696	11,454	11,199	10,908	10,603
Liabilities directly associated with non-current assets held for	-	-	-	-	21,933
Others	26,533	27,848	24,901	26,345	23,935
Deferred Income	219	218	202	207	201
Minority Interest	606	571	564	551	536
Equity	65,790	65,829	66,105	65,579	65,473
Total Liabilities	442,788	435,349	415,630	423,726	435,900

ADICIONAL INFORMATION-BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS

SUMMARIZED MANAGERIAL FINANCIAL STATEMENT

Under Brazilian income tax rules, gains (losses) resulting from the exchange rate variation on the foreign currency investments are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedge position was set up in order to immunize the net profit from the impact of the foreign exchange variation on the income tax and tax expenses lines.

MANAGERIAL FINANCIAL STATEMENT¹ (R$ Million)	3Q12	2Q12	1Q12	4Q11	3Q11
NET INTEREST INCOME	8,111	8,379	8,077	7,378	7,148
Allowance for Loan Losses	(3,228)	(3,808)	(3,091)	(2,277)	(2,489)
NET INTEREST INCOME AFTER LOAN LOSSES	4,883	4,571	4,986	5,101	4,659
Fee and commission income	2,542	2,370	2,473	2,319	2,255
General Expenses	(4,007)	(3,826)	(3,860)	(3,908)	(3,575)
Personnel Expenses + Profit Sharing	(1,829)	(1,779)	(1,824)	(1,819)	(1,654)
Administrative Expenses²	(2,178)	(2,048)	(2,036)	(2,088)	(1,921)
Tax Expenses	(778)	(771)	(803)	(762)	(799)
Investments in Affiliates and Subsidiaries	0	0	0	3	(1)
Other Operating Income/Expenses³	(980)	(846)	(901)	(906)	(815)
OPERATING PROFIT	1,661	1,498	1,896	1,848	1,724
Non Operating Income	(2)	(8)	43	97	41
NET PROFIT BEFORE TAX	1,659	1,491	1,939	1,945	1,765
Income Tax	(122)	(8)	(143)	(271)	(108)
Minority Interest	(36)	(18)	(31)	(30)	(16)
NET PROFIT	1,501	1,464	1,766	1,643	1,641

1. Excludes 100% of the goodwill amortization expense and the tax hedge effect, and considers the reclassification of credit recovery, as mentioned on page 27.
2. Administrative Expenses exclude 100% of the goodwill amortization expense, from the acquisition of Banco Real.
3. Includes Net Income from Premiums, Pension Funds and Capitalization

FISCAL HEDGE (R$ Million)	3Q12	2Q12	1Q12	4Q11	3Q11
Net Interest Income	(95)	(1,511)	309	(150)	(2,050)
Tax Expenses	(2)	152	(43)	(8)	220
Income Tax	98	1,359	(267)	158	1,831

ACCOUNT AND MANAGERIAL RESULTS RECONCILIATION

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

To provide a better understanding of the results in BR GAAP, this report presents the Managerial Income Statement, which includes the adjustments made to the Accounting Income Statement. Note that these adjustments have no effect on net profit. All information, indicators and comments relating to the Income Statement in this report consider the managerial results, except where indicated otherwise.

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION	9M12					9M12
		Reclassifications
(R$ Million)	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Managerial
NET INTEREST INCOME	24,534	(1,297)	1,264	-	-	24,567
Allowance for Loan Losses	(11,390)	-	(1,264)	-	-	(10,126)
NET INTEREST INCOME AFTER LOAN LOSSES	13,144	(1,297)	-	-	-	14,441
Fee and commission income	7,386	-	-	-	-	7,386
General Expenses	(13,634)	-	-	(2,728)	787	(11,694)
Personnel Expenses + Profit Sharing	(4,644)	-	-	-	787	(5,432)
Administrative Expenses	(8,990)	-	-	(2,728)	-	(6,262)
Tax Expenses	(2,245)	107	-	-	-	(2,352)
Investments in Affiliates and Subsidiaries	1	-	-	-	-	1
Other Operating Income/Expenses	(2,727)	-	-	-	-	(2,727)
OPERATING INCOME	1,925	(1,190)	-	(2,728)	787	5,056
Non Operating Income	33	-	-	-	-	33
NET PROFIT BEFORE TAX	1,959	(1,190)	-	(2,728)	787	5,089
Income Tax	917	1,190	-	-	-	(273)
Profit Sharing	(787)	-	-	-	(787)	-
Minority Interest	(85)	-	-	-	-	(85)
NET PROFIT	2,003	(0)	-	(2,728)	-	4,731

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION	9M11					9M11
		Reclassifications
(R$ Million)	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Managerial
NET INTEREST INCOME	20,720	(1,497)	1,516	-	-	20,700
Allowance for Loan Losses	(8,698)	-	(1,516)	-	-	(7,181)
NET INTEREST INCOME AFTER LOAN LOSSES	12,022	(1,497)	-	-	-	13,518
Fee and commission income	6,631	-	-	-	-	6,631
General Expenses	(11,917)	-	-	(2,328)	932	(10,522)
Personnel Expenses + Profit Sharing	(3,996)	-	-	-	932	(4,928)
Administrative Expenses	(7,921)	-	-	(2,328)	-	(5,594)
Tax Expenses	(2,066)	131	-	-	-	(2,197)
Investments in Affiliates and Subsidiaries	1	-	-	-	-	1
Other Operating Income/Expenses	(2,313)	-	-	-	-	(2,313)
OPERATING INCOME	2,357	(1,366)	-	(2,328)	932	5,118
Non Operating Income	210	-	-	-	-	210
NET PROFIT BEFORE TAX	2,567	(1,366)	-	(2,328)	932	5,328
Income Tax	1,106	1,366	-	-	-	(260)
Profit Sharing	(932)	-	-	-	(932)	-
Minority Interest	(50)	-	-	-	-	(50)
NET PROFIT	2,690	(0)	-	(2,328)	-	5,018

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION	3Q12					3Q12
		Reclassifications
(R$ Million)	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Managerial
NET INTEREST INCOME	8,395	(95)	380	-	-	8,111
Allowance for Loan Losses	(3,607)	-	(380)	-	-	(3,228)
NET INTEREST INCOME AFTER LOAN LOSSES	4,788	(95)	-	-	-	4,883
Fee and commission income	2,542	-	-	-	-	2,542
General Expenses	(4,703)	-	-	(909)	214	(4,007)
Personnel Expenses + Profit Sharing	(1,615)	-	-	-	214	(1,829)
Administrative Expenses	(3,087)	-	-	(909)	-	(2,178)
Tax Expenses	(780)	(2)	-	-	-	(778)
Investments in Affiliates and Subsidiaries	0	-	-	-	-	0
Other Operating Income/Expenses	(980)	-	-	-	-	(980)
OPERATING INCOME	868	(98)	-	(909)	214	1,661
Non Operating Income	(2)	-	-	-	-	(2)
NET PROFIT BEFORE TAX	866	(98)	-	(909)	214	1,659
Income Tax	(25)	98	-	-	-	(122)
Profit Sharing	(214)	-	-	-	(214)	-
Minority Interest	(36)	-	-	-	-	(36)
NET PROFIT	591	-	-	(909)	-	1,501

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION	2Q12					2Q12
		Reclassifications
(R$ Million)	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Managerial
NET INTEREST INCOME	7,419	(1,511)	551	-	-	8,379
Allowance for Loan Losses	(4,358)	-	(551)	-	-	(3,808)
NET INTEREST INCOME AFTER LOAN LOSSES	3,061	(1,511)	-	-	-	4,571
Fee and commission income	2,370	-	-	-	-	2,370
General Expenses	(4,527)	-	-	(909)	209	(3,826)
Personnel Expenses + Profit Sharing	(1,570)	-	-	-	209	(1,779)
Administrative Expenses	(2,957)	-	-	(909)	-	(2,048)
Tax Expenses	(619)	152	-	-	-	(771)
Investments in Affiliates and Subsidiaries	0	-	-	-	-	0
Other Operating Income/Expenses	(846)	-	-	-	-	(846)
OPERATING INCOME	(561)	(1,359)	-	(909)	209	1,498
Non Operating Income	(8)	-	-	-	-	(8)
NET PROFIT BEFORE TAX	(569)	(1,359)	-	(909)	209	1,491
Income Tax	1,351	1,359	-	-	-	(8)
Profit Sharing	(209)	-	-	-	(209)	-
Minority Interest	(18)	-	-	-	-	(18)
NET PROFIT	555	(0)	-	(909)	-	1,464

1. Fiscal Hedge: Under Brazilian income tax rules, gains (losses) resulting from the exchange rate variation on the foreign currency investments are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedge position was set up in order to immunize the net profit from the impact of the foreign exchange variation on the income tax and tax expenses lines.

2. Credit Recovery: Reclassified from lending operations to allowance for loan losses.

3. Amortization of goodwill: Reversal of goodwill amortization expenses related to Banco Real.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 25, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer